FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: June 28, 2005               By: /s/David Patterson/s/, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

June 28, 2005

Item 3  News Release

The news release dated June 28, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company announces that the West Raglan Project camp is open and field work under the 2005 program will resume shortly. Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp is completed. Ground geophysical surveys were carried out on the project in April and additional geophysical surveys will resume in early July. Technical crews and drill crews are scheduled to arrive in camp on July 4th and diamond drilling will begin shortly thereafter.

Item 5  Full Description of Material Change

The Company announces that the West Raglan Project camp is open and field work under the 2005 program will resume shortly. Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp is completed. Ground geophysical surveys were carried out on the project in April and additional geophysical surveys will resume in early July. Technical crews and drill crews are scheduled to arrive in camp on July 4th and diamond drilling will begin shortly thereafter.

The diamond drill program will have two primary components:

1) follow up on high grade drill intercepts from the 2003 and 2004 programs and test an un-sourced boulder train in the Greater Frontier Area; and

2) follow up on new geological, geochemical and geophysical targets in the Raglan Formation and the Povungnituk Group.

The 2005 program is being carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited. Knight is funding the first $2,800,000 of the $5,000,000 exploration program in 2005. The remaining $2,200,000 will be funded 51% by Anglo American and 49% by Knight. Knight is funding its share of the 2005 program from existing working capital.

All of the above is subject to the approval of the TSX Venture Exchange.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
Chief Executive Officer	Telephone: (604) 684-6535

Item 9  Date of Report

June 28, 2005

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer